UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

REGENERON PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

00075886F1 (CUSIP Number)

April 22, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00075886F1	13G	Page 2 of 5 Pages

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Amgen Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 2,931,308 6. Shared Voting Power N/A 7. Sole Dispositive Power 2,931,308 8. Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,931,308
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 00075886F1	13G	Page 3 of 5 Pages

This Amendment No. 2 to Schedule 13G is being filed by Amgen Inc., a Delaware corporation (the “Reporting Person”), to amend and supplement the Schedule 13G filed on February 4, 2002 and amended by Amendment No. 1 filed on May 5, 2004 and Schedule 13D filed on July 26, 1995, as amended by Amendment No. 1 filed on September 25, 1995, Amendment No. 2 filed on December 6, 1995, Amendment No. 3 filed on March 5, 1996, Amendment No. 4 filed on April 15, 1996, Amendment No. 5 filed on March 7, 2000, Amendment No. 6 filed on April 5, 2000, Amendment No. 7 filed on March 13, 2001 and Amendment No. 8 filed on March 22, 2001 (the “Schedule 13D”), relating to the common stock, $.001 par value per share (the “Common Stock”) of Regeneron Pharmaceuticals, Inc. (the “Issuer”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning assigned to them in the Schedule 13D.

Sales of 250,000 shares of Common Stock of the Issuer and a one share reconciliation were made prior to February 14, 2005. All sales were made pursuant to the divestiture requirements of the July 12, 2002 Decision and Order of the Federal Trade Commission In the Matter of Amgen Inc. and Immunex Corporation.

Item 1	(a).	Name of Issuer:

Regeneron Pharmaceuticals, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

777 Old Saw Mill River Road
Tarrytown, New York 10591-6707

Item 2	(a).	Name of Person Filing:

Amgen Inc.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

One Amgen Center Drive
Thousand Oaks, CA 91320-1799

Item 2	(c).	Citizenship:

Delaware

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

CUSIP No. 00075886F1	13G	Page 4 of 5 Pages

Item 2	(e).	CUSIP Number:

00075886F1

Item 3.		Not applicable.

Item 4.		Ownership.

(a) Amount beneficially owned: 2,931,308

(b) Percent of class:

Amgen Inc. may be deemed the beneficial owner of approximately 5.5% of the outstanding shares of the Common Stock. The calculation of the percentage is based on the number of shares of the Common Stock shown as being outstanding on the Form 10-K/A Amendment No. 2 filed by Regeneron Pharmaceuticals, Inc. with the Securities and Exchange Commission on December 14, 2004.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 2,931,308

(ii) Shared power to vote or to direct the vote: None

(iii) Sole power to dispose or to direct the disposition of: 2,931,308

(iv) Shared power to dispose or to direct the disposition of: None

Item 5.		Not applicable.

Item 6.		Not applicable.

Item 7.		Not applicable.

Item 8.		Not applicable.

Item 9.		Not applicable.

Item 10.		Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00075886F1	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 8, 2005

AMGEN INC.

By	/s/ David J. Scott
Name:	David J. Scott
Title:	Senior Vice President,
General Counsel and Secretary